SECRETARY'S CERTIFICATE

         I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the "Trust"), hereby certify that the "non-interested" Trustees and the entire Board of Trustees of the Trust (the "Board") approved the resolutions set forth below at a meeting of the Board of Trustees of the Trust duly called and held on September 22, 2006, at which a quorum was present and acting throughout:

                  WHEREAS, the Trust, on behalf of the Funds, currently has a bond issued by ICI Mutual Insurance Company (the "Bond") in the amount of $1,250,000; and

                  WHEREAS, the assets of the Trust have increased and it is therefore necessary pursuant to the requirements Paragraph (d) of Rule 17g-1 of the Investment Company Act of 1940, as amended to increase the amount of the Bond to $1,700,000.

                  RESOLVED, that after giving due consideration to the value of the aggregate assets of the Trust, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each series portfolio, the Board hereby ratifies, confirms and approves the increase in the Bond from $1,250,000 to $1,700,000; and

                  FURTHER RESOLVED, that the additional premium of $370 for the increase in the Bond's amount is hereby ratified, confirmed and approved; and

                  FURTHER RESOLVED, that the Secretary of the Trust be and is hereby designated as the officer who shall make the filing and give the notices required by Paragraph (g) of Rule 17g-1 of the 1940 Act concerning the Bond.

IN WITNESS WHEREOF, I have hereunto set my hand this 3rd day of October 2006.




                                                /s/ Christopher K. Yarbrough
                                                --------------------------------
                                                Christopher K. Yarbrough
                                                Secretary